SEC FILE NUMBER 000-23590
CUSIP NUMBER 76155G206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Revolution Lighting Technologies, Inc.

Full Name of Registrant

(Former Name if Applicable)

177 Broad Street

Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Revolution Lighting Technologies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”) within the prescribed time period for the following reasons.

As previously disclosed in its prior filings with the Securities and Exchange Commission (the “SEC”), the Company is cooperating with an ongoing investigation by the SEC relating in part to the manner in which the Company recognized revenue on “bill and hold” transactions. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) conducted an investigation, the focus of which was to review the extent to which the Company incorrectly recognized revenue with respect to bill and hold transactions. The investigation found, among other things, that the Company did not meet all of the accounting criteria for recognizing revenue on a bill and hold basis from 2014 through the second quarter of 2018 and, thus, certain revenues during this timeframe were not recognized in the proper period.

As previously disclosed, the Company has concluded that its consolidated financial statements as of and for each of the annual periods in the four-year period ended December 31, 2017, each fiscal quarter of 2017 and the first two fiscal quarters of 2018 should no longer be relied upon and should be restated. The full impact of the errors on the Company’s financial statements has not been determined. Absent a restatement and the related audit work, the Company will not be able to provide the financial statements required to be included in the 2019 Form 10-K.

The Company received a letter, dated October 31, 2019, from the SEC staff (the “Staff”) notifying the Company that it may be subject, without further notice, to an administrative proceeding to revoke the Company’s registration under the Securities Exchange Act of 1934 (the “Exchange Act”) if the Company has not filed all required Exchange Act reports within fifteen days from the date of the letter. The administrative proceeding would be brought by the SEC’s Division of Enforcement pursuant to Section 12(j) of the Exchange Act, and also may suspend trading in the Company’s common stock pursuant to Section 12(k) of the Exchange Act. The Company’s board of directors has determined to not formally respond to the Staff’s deregistration letter and has directed the Company’s representatives to contact the Staff to facilitate an orderly deregistration due to the Company’s unavailability of resources to complete an audit of its historical financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert LaPenta	(203)	504-1111
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not filed its Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2018, March 31, 2019, June 30, 2019 and September 30, 2019 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and the Company’s consolidated financial statements for several prior fiscal periods should no longer be relied upon. Furthermore, the Company has determined that its previously provided estimates on the impact of any restatement of its consolidated financial statements would require further revision and should not be relied upon.

Forward-looking statements

Except for statements of historical fact, the matters discussed herein are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates,” “expects,” “believes” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the timing and impact of a the deregistration of the Company’s common stock pursuant to Exchange Act Section 12(j), involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors beyond the Company’s control could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements reflect the views of the Company’s management as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Revolution Lighting Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2020	By:	/s/ Robert V. LaPenta
		Name:	Robert V. LaPenta
		Title:	Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).